JACKSON VARIABLE SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

June 6, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Variable Series Trust
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 38 to the Registration Statement under the Securities Act of 1933, as amended ("1933 Act") and Amendment No. 41 under the Investment Company Act of 1940, as amended ("1940 Act") for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes effective September 25, 2017:

1)  To designate all existing Class shares to Class A shares for all funds.
2)  To add Class I shares to all funds.
3)  To revise the investment strategy and change the name of the JNL/DFA U.S. Micro Cap Fund to the JNL/DFA U.S. Small Cap Fund.
4)  To revise the investment strategy and change the name of the JNAM Guidance – Conservative Fund to JNL Conservative Allocation Fund.
5)  To revise the investment strategy and change the name of the JNAM Guidance – Moderate Fund to JNL Moderate Allocation Fund.
6)  To change the name of the JNAM Guidance – Alt 100 Fund to JNL Institutional Alt 100 Fund.
7)  To change the name of the JNAM Guidance – Interest Rate Opportunities Fund to JNL Interest Rate Opportunities Fund.
8)  To change the name of the JNAM Guidance – Real Assets Fund to JNL Real Assets Fund.
9)  To change the name of the JNL Tactical ETF Conservative Fund to the JNL Tactical ETF Moderate Fund.
10)       To change the name of the JNL Tactical ETF Moderate Fund to the JNL Tactical ETF Moderate Growth Fund.
11)       To change the name of the JNL/Van Eck International Gold Fund to the JNL/VanEck International Gold Fund and to change the subsidiary name from JNL/Van Eck International Gold Fund Ltd. to JNL/VanEck International Gold Fund Ltd.
12)        To reflect the following fund mergers:
-JNAM Guidance – Fixed Income 100 Fund, a series of the Trust, into the JNL Conservative Allocation Fund (formerly, JNAM Guidance – Conservative Fund), a series of the Trust;
-JNAM Guidance – Equity 100 Fund, a series of the Trust, into JNL Disciplined Growth Fund, a series of JNL Series Trust;
-JNAM Guidance – Growth Fund, a series of the Trust, into JNL Disciplined Moderate Growth Fund, a series of the JNL Series Trust;
-JNAM Guidance – Maximum Growth Fund, a series of the Trust, into the JNL Disciplined Growth Fund, a series of the JNL Series Trust; and
-JNAM Guidance – Moderate Growth Fund, a series of the Trust, into the JNL Disciplined Moderate Fund, a series of the JNL Series Trust.
13)        To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/Susan S. Rhee

Susan. S. Rhee
Vice President, Chief Legal Officer & Secretary
encs.